                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         LaserMaster Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   0005179 191
                                 (CUSIP Number)


                            Melk M. Lehner, Chairman
                        Sihl-Zurich Paper Mill on Sihl AG
                              Giesshubelstrasse 15
                                 CH-8045 Zurich
                                   Switzerland
                               011-41-1-205-44-11

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               September 16, 1996
                      (Date of Event Which Required Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ X ]


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                                  SCHEDULE 13D
CUSIP No.:  0005179 191
- --------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
                                   SIHL-ZURICH PAPER MILL ON SIHL AG
- --------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
          (See Instructions)
                                                       (b)  [X]
- --------------------------------------------------------------------------------
3)   SEC USE ONLY


- --------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
          (See Instructions)

                                                       BK
- --------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                           [ ]


- --------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION


                                                       SWITZERLAND
- --------------------------------------------------------------------------------
                                   7)   SOLE VOTING POWER

                                        2,742,858
     NUMBER                        ---------------------------------------------
     OF                            8)   SHARED VOTING POWER
     SHARES                             0
     BENEFICIALLY                  ---------------------------------------------
     OWNED BY                      9)   SOLE DISPOSITIVE POWER
     EACH                               2,742,858
     REPORTING                     ---------------------------------------------
     PERSON                        10)  SHARED DISPOSITIVE POWER
     WITH:                              0

- --------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       2,742,858

- --------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
                                                       [ ]

- --------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       19.956% (See Item 5)

- --------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

          (See Instructions)                           CO


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                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of LaserMaster Technologies, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7090 Shady Oak Road, Eden Prairie, MN 55344.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of Sihl-Zurich Paper Mill on Sihl AG ("Sihl" or the "Reporting Person"), a Swiss corporation. Sihl has its principal offices at Giesshubelstrasse 15, CH-8045, Zurich, Switzerland. Sihl's principal business is the manufacture of specialty papers and coatings.

     The directors and executive officers of Sihl are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

               (1)  name;

               (2)  business address;

               (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

               (4)  citizenship.

     During the last five years neither Sihl nor any person named in Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, neither Sihl nor any person named in Schedule I attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Common Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of September 15, 1996, by and among the Issuer, Sihl, and a business group (the "TimeMasters Group") consisting of TimeMasters, Inc., a Minnesota corporation wholly owned by Melvin L. Masters (the President and Chief Executive Officer of the Issuer), Grandchildren's Realty Alternative Management Program I Limited Partnership and Grandchildren's Realty Alternative Management Program I #2 Limited Partnership, Minnesota limited partnerships for which TimeMasters, Inc. serves as general partner, Sihl purchased (i) 1,371,429 shares of the Common Stock of the Issuer; (ii) a warrant to purchase 868,572 shares of Common Stock of the Issuer (the "First Warrant"); and (iii) a warrant to


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purchase 502,857 shares of Common Stock of the Issuer (the "Second
Warrant")(collectively, with the First Warrant, the "Warrants") by delivering a promissory note (the "Sihl Note") to the Issuer in the principal amount of $6,000,000.

     The Sihl Note is payable in two installments: (i) a first installment of $3,800,000 of the principal amount was due and payable on September 18, 1996; and (ii) a second installment of $2,200,000 of the principal amount is due and payable in the future upon the occurrence of certain events.

     The Warrants are immediately exercisable by Sihl, and may be exercised by Sihl at any time or from time to time on or prior to September 15, 2004 at an exercise price of $7.00 per share of Common Stock, subject to adjustment.

     The first installment on the Sihl Note was paid on September 18, 1996. The funds for paying the first installment of the Sihl Note were supplied by Sihl's drawing on its existing line of credit with Credit Suisse Bank. The terms of this line of credit are contained in a Loan Agreement between Schweizerische Kreditanstalt, Zurich, and Sihl-Zurcher Papierfabrik an der Sihl, Zurich [Sihl-Zurich Paper Mill on Sihl AG], dated August 10, 1995, attached as Exhibit 5 hereto, which are incorporated herein by reference.


ITEM 4.   PURPOSE OF TRANSACTION.


     Concurrently with the execution of the Stock Purchase Agreement, pursuant to which Sihl acquired the Issuer's Common Stock and the Warrants, the Issuer and Sihl entered into a Strategic Alliance and Collaboration Agreement (the "Strategic Alliance Agreement") to facilitate the development and marketing of specialty coated media. At the same time, the Issuer and Sihl entered into a Stock Pledge Agreement, dated September 15, 1996, whereby Sihl granted the Issuer a security interest in the Issuer's Common Stock and the Warrants as security for the payment by Sihl of its obligations under the Sihl Note.

     Pursuant to the Strategic Alliance Agreement, the Issuer and Sihl will collaborate on research and development and marketing in order to develop new media and specialty coatings which are intended to address the growth of the graphics and photo realistic segments of the inkjet printing industry.

     Sihl has acquired the Issuer's Common Stock and the Warrants for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. In connection with the Stock Purchase Agreement, Sihl also has certain rights to acquire additional securities of the Issuer pursuant to the provisions of Section 5(d) of the Stock Purchase Agreement described in Item 6 below.

     In addition, Sihl from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Sihl will take such actions in the future as Sihl may deem appropriate in light of the circumstances existing from time to time. If Sihl believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market conditions, compliance with applicable securities laws and other factors and the provisions of the Stock Pledge Agreement, Sihl may determine


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to dispose of some or all of the securities currently owned by Sihl or otherwise acquired by Sihl either in the open market or in privately negotiated transactions.

     Except as set forth in this Item 4 and in Item 6 below, Sihl has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     Sihl does not have any agreement or relationship, whether express or implied, with the TimeMasters Group as to the acquisition or disposition or voting of any securities of the Issuer.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     As a result of its ownership of the Issuer Common Stock and the Warrants, Sihl is the beneficial owner of 2,742,858 shares of Common Stock of the Issuer (which includes the number of shares of Common Stock that may be acquired upon exercise of the Warrants), representing 19.956% of the currently outstanding shares of Common Stock of the Issuer (calculated based on 11,458,634 shares of Common Stock outstanding as of September 1, 1996 and the sale of 914,286 shares of Common Stock to the TimeMasters Group pursuant to the Stock Purchase Agreement). Sihl has voting and dispositive power with respect to such shares of Common Stock by virtue of its ownership of the Common Stock and the Warrants.

     Except as described herein, neither Sihl nor any other person described on
Schedule I attached hereto has acquired or disposed of any shares of Common Stock during the past sixty days.

     Items 5(d) and (e) are inapplicable to the Reporting Person.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 4, Sihl purchased the Common Stock and Warrants pursuant to the Stock Purchase Agreement. In addition to the matters discussed in Item 4, the Stock Purchase Agreement in Section 5(d) provides that in the event the Issuer decides to issue and sell additional shares of capital stock, except for in certain enumerated cases, the Issuer shall offer to sell to Sihl its pro rata share of such securities.


                                     Page 5
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Common Stock Purchase Agreement, dated as of September 15, 1996, by and among the Issuer, Sihl, and a business group (the "TimeMasters Group") consisting of TimeMasters, Inc., a Minnesota corporation wholly owned by Melvin L. Masters (the President and Chief Executive Officer of the Issuer), Grandchildren's Realty Alternative Management Program I Limited Partnership and Grandchildren's Realty Alternative Management Program I #2 Limited Partnership, Minnesota limited partnerships for which TimeMasters, Inc. serves as general partner.

Exhibit 2. Warrant to purchase 868,572 shares of Common Stock of the Issuer in the name of Sihl.

Exhibit 3. Warrant to purchase 502,857 shares of Common Stock of the Issuer in the name of Sihl.

Exhibit 4. Stock Pledge Agreement, dated as of September 15, 1996, by and between Sihl and the Issuer.

Exhibit 5. Loan Agreement between Schweizerische Kreditanstalt, Zurich, and Sihl-Zurcher Papierfabrik an der Sihl, Zurich [Sihl-Zurich Paper Mill on Sihl AG], dated August 10, 1995.


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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


     Date:  September 25, 1996

                              SIHL-ZURICH PAPER MILL ON SIHL AG

                              BY:  /S/ MELK M. LEHNER
                                  -------------------------------
                              ITS:  CHAIRMAN
                                  -------------------------------

                              BY:  /S/ WERNER MERZ
                                  -------------------------------
                              ITS:  CHIEF FINANCIAL OFFICER
                                  --------------------------------


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                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                        SIHL-ZURICH PAPER MILL ON SIHL AG
                     [Sihl-Zurcher Papierfabrik an der Sihl]


(1)  Hans Gut

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Chief Executive Officer and Executive Director

(4)  Swiss

- ----------------------------------------

(1)  Werner Merz

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Chief Financial Officer

(4)  Swiss

- ----------------------------------------

(1)  Rene Hoppeler

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Human Resources

(4)  Swiss

- ----------------------------------------


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(1)  Walter Kaiser

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Manufacturing Zurich

(4)  German

- ----------------------------------------

(1)  Bruno K. Hofstetter

(2)  Papierfabriken Landquart
     CH-7304 Landquart-Fabriken
     Switzerland

(3)  Manufacturing Landquart

(4)  Swiss

- ----------------------------------------

(1)  Peter Oetterli

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Sales Manager

(4)  Swiss

- ----------------------------------------

(1)  Paul A. Breidenstein

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Engineering

(4)  Swiss

- ----------------------------------------


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(1)  Josef Husler

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Manufacturing Zurich

(4)  Swiss

- ----------------------------------------

(1)  Otto Mischler

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Finance

(4)  Swiss

- ----------------------------------------

(1)  Melk M. Lehner

(2)  Sihl-Zurcher Papierfabrik an der Sihl
     Giesshubelstrasse 15
     CH-8021 Zurich
     Switzerland

(3)  Chairman

(4)  Swiss

- ----------------------------------------

(1)  Max Burger

(2)  APAX Partners & Co.
     Bahnhofstrasse 17
     CH-8102 Zollikon
     Switzerland

(3)  Non-executive Director

(4)  Swiss

- ----------------------------------------


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(1)  Dr. Peter Kurer

(2)  Homburger Rechtsanwalte
     Weinbergstrasse 56/58
     CH-8006 Zurich
     Switzerland

(3)  Non-executive Director

(4)  Swiss

- ----------------------------------------


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